424B5
File # 333-27547
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 28, 1997)

                                  $235,000,000

                    PUBLIC SERVICE ELECTRIC AND GAS COMPANY

         FIRST AND REFUNDING MORTGAGE BONDS, 6 1/2% SERIES XX DUE 2000
                            ------------------------

                     INTEREST PAYABLE JUNE 1 AND DECEMBER 1
                            ------------------------

THE NEW BONDS WILL BEAR INTEREST FROM JUNE 1, 1997 AT THE RATE OF 6 1/2% PER ANNUM PAYABLE SEMI-ANNUALLY ON JUNE 1 AND DECEMBER 1, COMMENCING DECEMBER 1,
  1997. THE NEW BONDS ARE SUBJECT TO OPTIONAL REDEMPTION ON NOT LESS THAN 30 DAYS NOTICE EITHER AS A WHOLE OR IN PART AT ANY TIME AT A REDEMPTION PRICE
    EQUAL TO THE GREATER OF (I) 100% OF THE PRINCIPAL AMOUNT OF THE NEW
     BONDS AND (II) THE SUM OF THE PRESENT VALUES OF THE REMAINING
     SCHEDULED PAYMENTS OF PRINCIPAL AND INTEREST THEREON DISCOUNTED TO
       THE REDEMPTION DATE ON A SEMI-ANNUAL BASIS AT THE TREASURY RATE
       PLUS 10 BASIS POINTS. IN ADDITION, THE NEW BONDS ARE SUBJECT TO
        MANDATORY REDEMPTION IN CERTAIN CASES ON NOT LESS THAN 30 DAYS
          NOTICE AT 100% OF THE PRINCIPAL AMOUNT THEREOF. SEE "CERTAIN
          TERMS OF THE NEW BONDS -- REDEMPTION PROVISIONS" HEREIN AND
           "DESCRIPTION OF THE NEW BONDS" IN THE ACCOMPANYING
                                  PROSPECTUS.
                               ------------------

APPLICATION HAS BEEN MADE TO LIST THE NEW BONDS ON THE NEW YORK STOCK EXCHANGE.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
       SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
         THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                            ------------------------

                        PRICE 100% AND ACCRUED INTEREST
                            ------------------------

                                                                   UNDERWRITING
                                           PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                          PUBLIC (1)             COMMISSIONS (2)            COMPANY (1)(3)
                                   ------------------------  ------------------------  ------------------------
PER NEW BOND.....................          100.000%                   .081%                    99.919%
TOTAL............................        $235,000,000                $190,350                $234,809,650

---------------

    (1) PLUS ACCRUED INTEREST FROM JUNE 1, 1997.

    (2) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

    (3) BEFORE DEDUCTION OF EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT
        $125,000.
                            ------------------------

     THE NEW BONDS ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY BROWN & WOOD LLP, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE NEW BONDS WILL BE MADE ON OR ABOUT JUNE 17, 1997 AT THE OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y., AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                            ------------------------

MORGAN STANLEY DEAN WITTER
     CITICORP SECURITIES, INC.

        BLAYLOCK & PARTNERS, L.P.

             CREDIT SUISSE FIRST BOSTON

                 UBS SECURITIES

                     WHEAT FIRST BUTCHER SINGER

                                            PRYOR, MCCLENDON, COUNTS & CO., INC.

JUNE 12, 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NEW BONDS. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NEW BONDS IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS".

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Securities and Exchange Commission are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed pursuant to the Securities Exchange Act of 1934, as amended ("1934 Act").

          2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed pursuant to the 1934 Act.

          3. The Company's Current Reports on Form 8-K dated January 24, 1997 and January 29, 1997, filed pursuant to the 1934 Act.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of the offering of the New Bonds shall be deemed to be incorporated by reference in this Prospectus Supplement and Prospectus and to be a part hereof and thereof from the date of filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for the purposes of this Prospectus Supplement and Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement and Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus Supplement and Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus Supplement and Prospectus, other than exhibits to such documents not specifically incorporated by reference therein. Requests for such copies should be directed to the Director -- Investor Relations, Public Service Electric and Gas Company, 80 Park Plaza, T6B, P.O. Box 570, Newark, New Jersey 07101 (telephone (201) 430-6503).

                                USE OF PROCEEDS

     The net proceeds from the sale of the New Bonds will be added to the general funds of the Company and used to pay a portion of its maturing short-term debt obligations incurred for general corporate purposes, including the refunding and redemption of certain higher cost and maturing debt obligations. Short-term debt obligations are approximately $900 million.

     The Company is calling for redemption on August 1, 1997 $116,862,000 principal amount of its First and Refunding Mortgage Bonds, 8 1/2% Series LL due 2022 at their regular redemption price of 105.97%.

                                COVERAGE RATIOS

     The Company's Ratio of Earnings to Fixed Charges for each of the periods indicated is a follows:

                                             3 MONTHS ENDED
        YEARS ENDED DECEMBER 31,                MARCH 31,
1992     1993     1994     1995     1996          1997
2.70     3.30     3.35     3.25     2.83           2.98

     The Ratio of Earnings to Fixed Charges represents, on a pre-tax basis, the number of times earnings cover fixed charges. Earnings consist of net income to which have been added fixed charges and taxes based on income of the Company and its subsidiaries. Fixed charges consist of interest charges and an interest factor in rentals.

                         CERTAIN TERMS OF THE NEW BONDS

     The following supplemental information concerning the New Bonds should be read in conjunction with the statements under "Description of the New Bonds" in the accompanying Prospectus.

INTEREST, MATURITY AND PAYMENT

     The New Bonds will mature on June 1, 2000 and will bear interest at the rate shown on the cover of this Prospectus Supplement, payable June 1 and December 1, commencing December 1, 1997. Principal and interest will be payable, and transfers and exchanges of the New Bonds may be made, at the corporate trust office of First Chicago Trust Company of New York, in New York, N.Y., or at the corporate trust office of First Union National Bank (formerly, First Fidelity Bank, National Association) ("Trustee") in Newark, N.J.

REDEMPTION PROVISIONS

     The New Bonds are subject to redemption at any time, on not less than 30 days notice by mail, prior to maturity, either as a whole or in part at the option of the Company, at a redemption price equal to the greater of (i) 100% of the principal amount of the New Bonds to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 10 basis points, plus accrued interest thereon to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third business day preceding such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the New Bonds to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the New Bonds.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities", for the maturity comparable to the remaining term of the New Bonds to be redeemed or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations or (B) if the Trustee is unable to obtain five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations so obtained.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company and acceptable to the Trustee.

     "Reference Treasury Dealer" means a primary U.S. Government Securities Dealer in New York City selected by the Company and acceptable to the Trustee.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Treasury Reference Dealer at or before 5:00 p.m., New York City time, on the third business day preceding such redemption date.

     In certain cases, the New Bonds will also be subject to mandatory redemption prior to maturity at any time on not less than 30 days notice by mail (provided there are no Bonds that can be purchased or redeemed at a lower price and provided any such redemption is pro rata with all other Bonds with the same redemption price) by the application of proceeds of released property or certain other money held by the Trustee upon payment of 100% of the principal amount thereof. See "Description of the New Bonds -- Release and Substitution of Property" in the accompanying Prospectus.

     There will be no sinking or improvement fund for the New Bonds.

                                  UNDERWRITERS

     The underwriters named below (the "Underwriters") have severally agreed to purchase from the Company, and the Company has agreed to sell to them severally, the respective principal amounts of New Bonds indicated below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the New Bonds if any are purchased.

                                                                              PRINCIPAL
     NAME                                                                       AMOUNT
Morgan Stanley & Co. Incorporated.........................................   $ 95,000,000
Citicorp Securities, Inc..................................................     41,000,000
Blaylock & Partners, L.P..................................................     40,000,000
Credit Suisse First Boston Corporation....................................     29,000,000
UBS Securities LLC........................................................     22,000,000
Wheat, First Securities, Inc..............................................      5,000,000
Pryor, McClendon, Counts & Co., Inc.......................................      3,000,000
     Total................................................................   $235,000,000

     The Company has been advised by the several Underwriters as follows:

          The several Underwriters propose to offer part of the New Bonds directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and part to dealers at a price which represents a concession of .075% of the principal amount under the public offering price, and any Underwriter may offer the New Bonds to certain brokers or dealers who are either a parent or subsidiary of such Underwriter at not less than such price to dealers. The Underwriters may allow and such dealers may reallow a concession, not in excess of .050% of the principal amount, to certain other dealers. After the initial public offering, the public offering price and concessions may be changed.

          In order to facilitate the offering of the New Bonds, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the New Bonds. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the New Bonds for their own account. In addition, to cover overallotments or to stabilize the price of the New Bonds, the Underwriters may bid for, and purchase, the New Bonds in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the New Bonds in the offering, if the syndicate repurchases previously distributed New Bonds in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the New Bonds above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     The New Bonds are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the New Bonds but are not obligated to do so and may discontinue market making at any time without notice. Application has been made to list the New Bonds on the New York Stock Exchange. No assurance can be given as to the existence or liquidity of any trading market for the New Bonds.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or contribute to certain payments which the Underwriters may be required to make in respect thereof.

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NO DEALER, PERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                 PAGE
                                                 ----

                PROSPECTUS SUPPLEMENT

Incorporation of Certain Documents by
  Reference...................................   S-2
Use of Proceeds...............................   S-2
Coverage Ratios...............................   S-3
Certain Terms of the New Bonds................   S-3
Underwriters..................................   S-5

                     PROSPECTUS

Available Information.........................     2
Incorporation of Certain Documents by
  Reference...................................     2
The Company...................................     3
Use of Proceeds...............................     3
Coverage Ratios...............................     3
Description of the New Bonds..................     3
Plan of Distribution..........................     7
Legal Opinions................................     8
Experts.......................................     8

               (PSE&G logo)

   PUBLIC SERVICE
    ELECTRIC AND GAS
    COMPANY

                                  $235,000,000

                              FIRST AND REFUNDING
                                MORTGAGE BONDS,
                           6 1/2% SERIES XX DUE 2000

                            ------------------------

                             PROSPECTUS SUPPLEMENT
                            ------------------------

                                 JUNE 12, 1997

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